Exhibit 99.1

Vivendi Universal Now Owns 70% of Cegetel Groupe

Paris, January 23, 2003 - Vivendi Universal (Paris Bourse: EX FP; NYSE:V) today announced that it has paid British Telecommunications PLC (BT) E4 billion for its 26% stake in Cegetel Groupe.

The acquisition of the BT shares was carried out through a Special Purpose Vehicle (SPV) wholly owned and controlled by Vivendi Universal. A total of E1.3 billion was financed by a non-recourse loan. The remaining E2.7 billion was paid in cash by Vivendi Universal.

Vivendi Universal now controls 70% of Cegetel Groupe, France’s leading private telecommunications operator, and 56% of SFR, the mobile telephone operator that held a share of more than 35% of the French market at the end of 2002, with nearly 13.6 million customers (source: ART).

To see a graphic representation of the Evolution of Cegetel Groupe please visit Vivendi Universal’s website at www.vivendiuniversal.com.

CONTACTS:

Paris
Media
Alain Delrieu
+33 (1).71.71.1086
New York
Anita Larsen
+(1) 212.572.1118

Structure Evolution of Cegetel Groupe